Filed by Coca-Cola Enterprises Inc. pursuant to
Rule 425 of the Securities Act of 1933 and
deemed filed pursuant to Rule 14a-12 of the
Securities Exchange Act of 1934
Subject Company: Coca-Cola Enterprises Inc.
Commission File No.: 001-09300

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BUSINESS
Simon Baldry
Managing Director
CCE Great Britain

Forward Looking Statements
Included in this presentation are forward-looking management comments and other statements that reflect management’s current outlook for future periods. As always, these expectations are based on currently available competitive, financial, and economic data along with our current operating plans and are subject to risks and uncertainties that could cause actual results to differ materially from the results contemplated by the forward-looking statements. The forward-looking statements in this news release should be read in conjunction with the risks and uncertainties discussed in our filings with the Securities and Exchange Commission, including our most recent annual report on Form 10-K and other SEC filings.
IMPORTANT ADDITIONAL INFORMATION AND WHERE TO FIND IT
This communication may be deemed to be solicitation material in respect of the proposed transaction. In connection with the proposed transaction and required shareowner approval, the Company will file relevant materials with the Securities and Exchange
Commission (the "SEC"), including a proxy statement/prospectus contained in a Form S-4 registration statement, which will be mailed to the shareowners of the Company.
SHAREOWNERS OF THE COMPANY ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING
THE PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT
INFORMATION ABOUT THE PROPOSED TRANSACTION.
Shareowners may obtain a free copy of the proxy statement/prospectus, when it becomes available, and other documents filed by the
Company at the SEC's web site at www.sec.gov. Copies of the documents filed with the SEC by the Company will be available free of charge on the Company's website at www.cokecce.com under the tab "Investor Relations" or by contacting the Investor Relations
Department of Coca-Cola Enterprises at 770-989-3246.
PARTICIPANTS IN THE SOLICITATION
Coca-Cola Enterprises (“Company”) and its directors, executive officers and certain other members of its management and employees may be deemed to be participants in the solicitation of proxies from its shareowners in connection with the proposed transaction. Information regarding the interests of such directors and executive officers was included in the Company’s Proxy
Statement for its 2010 Annual Meeting of Shareowners filed with the SEC March 5, 2010 and a Form 10-K filed on February 12, 2010 and information concerning the participants in the solicitation will be included in the proxy statement/prospectus relating to the proposed transaction when it becomes available. Each of these documents is, or will be, available free of charge at the SEC’s website at www.sec.gov and from the Company on its website or by contacting the Investor Relations Department at the telephone number above.

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our leadership position
our category ambition
how we will unlock growth
how we will grow responsibly

VISION
BE THE BEST BEVERAGE SALES AND CUSTOMER SERVICE COMPANY
"BEST" means:
• Being #1 or strong #2 in every category in which we compete
Strategic Priority: Grow value of existing brands and expand our product portfolio
• Being our customers' most valued supplier
Strategic Priority: Transform our go-to-market model to improve efficiency and effectiveness
• Establishing a winning and inclusive culture
Strategic Priority: Attract, develop and retain a highly talented and diverse workforce
DRIVE CONSISTENT LONG-TERM PROFITABLE GROWTH
WORLD CLASS CAPABILITIES
Revenue Growth Management • Supply Chain • Sales & Customer Service
EXECUTIONAL EXCELLENCE EVERY DAY
VALUES
Accountable • Customer-focused • Team-driven
CORPORATE RESPONSIBILITY AND SUSTAINABILITY is our business
An effective relationship with THE COCA-COLA COMPANY

Coca-Cola Enterprises
Operating Framework

• $7.3 billion revenue
 (pro forma FY 2009)
• 600 million
 physical cases
• 550,000 pieces of
 cold drink equipment
• 18 manufacturing
 facilities
• 13,000 employees

Source: internal reports; numbers are rounded

- **95%** of products made in Great Britain

Coca-Cola Enterprises Inc

Coca-Cola Enterprises
Great Britain
• 4 billion bottles and
 cans sold
• Almost 4,700
 employees in
 36 facilities
• 194,000 pieces of
 equipment
 serviced

Source: internal reports; numbers are rounded

4.3
1.6
2009 actual val growth
Category
CCE

2010 Grocery Total food growth vs Total Soft drinks
3.6%
4.8%
3.3%
4.6%
4.5%
2.6%
2.3%
2.7%
2.2%
3.1%
4w/e 23Jan
4w/e 20Feb
4w/e 20Mar
4w/e 17Apr
4w/e 15May
Total Food - Grocery
Total Soft Drinks

Market Overview
Great Britain

2009 Soft Drinks Category Growth
Soft drinks category growth is
outpacing food sales in grocery
72% of 2009 category growth
was from CCE brands
Soft Drinks = NARTD + squashes; Sources: Nielsen 2009 Total Cov Value; Nielsen, All Food sales within Grocery vs Total Soft drinks (Groc + Imp)

• GB soft drink category is worth £11.4 billion at retail
• We believe the category could achieve an additional £1.4
 billion of growth by:
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Benefitting from a
Growing Population
(in millions)
Growing Underdeveloped
Per Cap Consumption
TCCC Consumption Per Capita (2008, 8 oz servings)
Belgium
Norway
Great
Britain
Ireland
2008
Estimate
2018
Estimate
Soft Drinks = NARTD + squashes; Sources: Office of National Statistics 2008; TCCC 2008

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GB soft drink category is worth £11.4 billion
We believe the category could achieve an
additional £1.4 billion of growth by focusing on
five shopping environments in 3 key segments:
Future Consumption
On Premise
On the Go
SUPERSTORES
FOOD HALL
PUBS, BARS & CLUBS
CANTEEN
FUEL
NEIGHBOURHOOD

Source: TCCC 2008; CCE internal estimates, 2009

UNLOCKING **THE GROWTH**

SIGNAGE AND SEGMENTATION

COMMUNICATIONS

RANGE & SPACE

PROMOTIONS

Shopper Based Insights
Driving Opportunities
Superstore Food Hall
Soft drinks feature in
just 26% of take
home food trips
Improved Category
Segmentation and
Signage
SOLUTION
Source: Kantar Worldpanel; 52w/e April 2010
Food To Go
67% of food
purchases do not
include a soft drink
Meal Deal and
Visibility
SOLUTION
Source: NPD/Crest 2009
Pubs, Bars &Clubs
25% of consumers
enter a pub looking
for only a soft drink
Improve visibility &
range of Soft
drinks
SOLUTION
Source: Distillery research; 2008

Special offer
Special offer
Special offer
11
12
13

Shopper Based Insights
Driving Opportunities
• Packaging
• Shelf
• Pricing
Key Features:
User Controlled
Highly Flexible
Interactive
Smart
• POS
• Displays
• Macro Store Layouts
Re-creating a ‘real’ store in the virtual world

[Real Time Video Material]

Unrivalled **Activation Platforms**

CELEBRATE TOGETHER
Coca-Cola
PICK UP A FREE
Coca-Cola FOOTBALL

Coca-Cola zero
Special Deal
CELEBRATE THE
FIFA WORLD CUP
here with Coca-Cola

POWERADE
ISOTONIC SPORTS DRINK
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SUSTAINABLE PACKAGING
AND RECYCLING
WATER
STEWARDSHIP
ENERGY CONSERVATION
AND CLIMATE CHANGE
PRODUCT PORTFOLIO /
BALANCED & ACTIVE LIFESTYLE
These are the five areas where we believe we can
make the biggest difference
They are also where
we have the
biggest impact
Our Corporate Responsibility &
Sustainability (CRS) Priorities
DIVERSITY AND
INCLUSION

Key Takeaways
Great Britain is a key component of our
European business
We have identified a real opportunity to grow
our business in Great Britain
We are clear about how we can unlock
this growth
We are clear about our commitment to
Corporate Responsibility and Sustainability

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BUSINESS
Simon Baldry
Managing Director
CCE Great Britain

Important Additional Information and Where to Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval.  In connection with the proposed transaction and required shareowner approval, the Company will file relevant materials with the Securities and Exchange Commission (the “SEC”), including a proxy statement/prospectus contained in a registration statement on Form S-4, which will be mailed to the shareowners of the Company after the registration statement is declared effective. The registration statement has not yet become effective.

SHAREOWNERS OF THE COMPANY ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.

Shareowners may obtain a free copy of the proxy statement/prospectus, when it becomes available, and other documents filed by the Company at the SEC’s web site at www.sec.gov.  Copies of the documents filed with the SEC by the Company will be available free of charge on the Company’s website at www.cokecce.com under the tab “Investor Relations” or by contacting the Investor Relations Department of Coca-Cola Enterprises at 770-989-3246.

Participants in the Solicitation

Coca-Cola Enterprises Inc. (the “Company”) and its directors, executive officers and certain other members of its management and employees may be deemed to be participants in the solicitation of proxies from its shareowners in connection with the proposed transaction.  Information regarding the interests of such directors and executive officers was included in the Company’s Proxy Statement for its 2010 Annual Meeting of Shareowners filed with the SEC March 5, 2010  and its Form 10-K filed on February 12, 2010 and information concerning the participants in the solicitation will be included in the proxy statement/prospectus relating to the proposed transaction when it becomes available.  Each of these documents is, or will be, available free of charge at the SEC’s website at www.sec.gov and from the Company on its website or by contacting the Investor Relations Department at the telephone number above.